February 9, 2024

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Cheryl Brown and Mr. Daniel Morris

Re:    Rare Element Resources Ltd.

Registration Statement on Form S-1

File No. 333-275892

Dear Ms. Brown and Mr. Morris:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Rare Element Resources Ltd. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 12:00 p.m. Eastern Time on Tuesday, February 13, 2024, or as soon thereafter as is practicable.

Please advise Edward Shaoul of Davis Graham & Stubbs LLP at (303) 892-7262 when the order declaring the above-referenced registration statement effective is signed.

Sincerely,

/s/ Brent D. Berg
Brent D. Berg
Chief Executive Officer

cc:           Edward Shaoul, Esq., Davis Graham & Stubbs LLP